Exhibit 1.05

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 Mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Record Adjusted EBITDA from Continuing Operations for the Third
Quarter of 2008

Company Generates Adjusted EBITDA from Continuing Operations of $12.0 million and Operating
Cash Flows of $7.9 million for Q3 2008

HONG KONG, ATLANTA, November 6, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced financial results for the third quarter of 2008 that exceed Wall Street consensus estimates, with Adjusted EBITDA (a) from continuing operations (b) up by approximately 91 percent from the third quarter of 2007 and approximately 71 percent from the second quarter of 2008. Total revenue from continuing operations for the quarter ended September 30, 2008 was (U.S.) $103.8 million, up five percent from (U.S.) $98.4 million in the third quarter of 2007. Adjusted EBITDA from continuing operations was a record in the third quarter of 2008 at (U.S.) $12.0 million.

According to Thomson Financial First Call, Wall Street consensus estimates for CDC Corporation’s third quarter of 2008 were expected to be $100.6 million in total revenue and Adjusted EBITDA of $4.7 million. This marks the third consecutive quarter where CDC Corporation has reported quarterly results that have exceeded Wall Street consensus estimates.

Furthermore, both CDC Software and CDC Games generated positive Adjusted EBITDA from continuing operations. Total revenue and Adjusted EBITDA from continuing operations for the Company’s two primary operating subsidiaries for the third quarter of 2008 were as follows:

Company	Revenues	Adjusted EBITDA
CDC Software CDC Games	(U.S.) $89.0 million (U.S.) $12.1 million	(U.S.) $9.9 million (U.S.) $3.1 million

The company also generated positive operating cash flow in the third quarter, marking three consecutive quarters of cash generated from operations in 2008. Operating cash flow was (U.S.) $7.9 million in Q3 2008. For the first nine months of 2008 operating cash flow was $18.8. Non-GAAP Cash and Cash Equivalents (a) totaled (U.S.) $212.6 million as of September 30, 2008.

“We are very pleased with our third quarter results, especially achieving such strong Adjusted EBITDA from continuing operations results during a period of extreme uncertainty in the global markets,” said Peter Yip, CEO of CDC Corporation. “We were fortunate to have foreseen the economic downturn late last year and we believe we have made the tough decisions to help prepare us for these volatile conditions in the global software industry. As a result, this is the third consecutive quarter in which we were able to exceed Wall Street consensus estimates. Despite the modest year over year revenue increase for this year’s third quarter, a significant percentage of our revenue continues to come from relatively stable and recurring sources, such as maintenance, which has typically been consistent over time.”

Yip added, “We continue to generate strong operating cash flow. During the third quarter of 2008 we generated (U.S.) $7.9 million in cash flow from operations. We expect to continue generating positive cash from operations. We also believe that CDC is in a fortunate position to have significant cash and cash equivalent reserves to assist us during this difficult economic environment. In fact, we have in excess of (U.S.) $212.6 million in Non-GAAP Cash and Cash Equivalents. We are also looking at ways to improve our cash collection, as we have seen an improvement in our DSOs.

“Also, we believe that several of our solutions, including CDC Factory, CDC Supply Chain and CDC Respond, are beneficial to customers during times of difficult economic conditions, and that our recent results reflect this trend. For instance, CDC Factory and CDC Supply Chain specifically provide enterprises with critical operating tools to better manage their costs and improve their productivity and efficiency during economic downturns. CDC Respond can deliver a significant return on investment to customers since it enables them to improve customer retention through more efficient complaint and feedback management. CDC Games also delivered strong results, as is evidenced by our third consecutive quarter of double digit sequential growth.”

“On a standalone basis, both CDC Software and CDC Games posted strong Adjusted EBITDA from continuing operations performance and we plan to look for opportunities to capitalize on these results, when and if the equity markets recover. Overall, despite the difficult economic backdrop, we remain cautiously optimistic with regard to our near-term prospects,” continued Yip.

Third Quarter Highlights:

•	Total revenue from continuing operations for CDC Corporation was (U.S.) $103.8 million in Q3 2008, a five percent increase compared to (U.S.) $98.4 million in Q3 2007.

•	Adjusted EBITDA from continuing operations for CDC Corporation was (U.S.) $12.0 million for Q3 2008 compared to (U.S.) $6.3 million for Q3 2007.

•	Total revenue for CDC Software for Q3 2008 was (U.S.) $89.0 million compared to (U.S.) $89.5 million in Q3 2007. Maintenance revenue was (U.S.) $26.4 million, up 13 percent compared to Q3 2007.

•	Total revenue from continuing operations for CDC Games for Q3 2008 was (U.S.) $12.1 million, an 83 percent increase compared to $6.6 million in Q3 2007.

•	Total revenue from continuing operations for China.com was (U.S.) $2.7 million for Q3 2008, an increase of 12 percent over (U.S.) $2.4 million in Q3 2007.

•	Operating cash flow for CDC Corporation was (U.S.) $7.9 million in Q3 2008. In the first and second quarters of 2008, operating cash flow was (U.S.) $5.3 million and (U.S.) $5.6 million, respectively.

•	As previously announced, CDC Corporation is currently pursuing active discussions about possible early redemptions and/or other potential debenture modifications with holders of its 3.75 percent senior exchangeable convertible debentures due in 2011, of which there is currently $168 million in principal outstanding. CDC also is in the process of engaging an investment bank to assist in these efforts and the company expects to continue to provide updates on its efforts.

•	The company continues to streamline its senior management team and pursue a more flat organizational structure. To that end the company is pleased to announce several key executive changes: Matt Lavelle, most recently our vice president of Financial Planning and Analysis for CDC Software, was promoted to Chief Financial Officer of CDC Corporation; and Bruce Cameron, formerly executive vice president of Global Sales and Marketing at CDC Software, was promoted to President of CDC Software. Furthermore, James McDevitt, formerly COO of CDC Software, has left the Company to pursue other opportunities.

“I am pleased to announce the promotion of Bruce Cameron has president of CDC Software,” said Peter Yip, CEO of CDC Corporation. “Bruce been with the company since 2004 and his sales and marketing leadership has been instrumental to our outstanding financial results in this difficult market environment.  In addition, the appointment of Matt Lavelle as CDC’s Chief Financial Officer is a direct result of his strong leadership within our finance team, which has already delivered on a more rapid financial reporting schedule and improved transparency under his guidance.”

Subsidiary Revenue and Operating Metrics Summary

Highlights for Q3 2008:

CDC Software

Total revenue for CDC Software for Q3 2008 was (U.S.) $89.0 million. This amount was comprised of software license revenue of (U.S.) $12.8 million, maintenance revenue of (U.S.) $26.4 million, software consulting and services revenue of (U.S.) $21.1 million, global services revenue of (U.S.) $26.5 million, and hardware revenue of (U.S.) $2.2 million.

Gross margin for CDC Software (excluding Global Services), was 56 percent during Q3 2008 compared to 58 percent in Q3 2007. Gross margin for Global Services was 25 percent in Q3 2008 compared to 26 percent in Q3 2007. CDC Software generated positive Adjusted EBITDA of (U.S.) $9.9 million. Days sales outstanding (DSOs) during Q3 2008 were 75 days compared to 77 days for the Q2 2008, and the company expects to improve this in the future.

CDC Software has recently implemented several initiatives intended to help improve its margins. New customer education classes have been added; a new low-cost packaged solution is being sold to smaller businesses; product extensions such as data archiving, document management, analytics and middleware tools are being offered to enhance customer’s current systems; and the coverage and capabilities of CDC Software’s support team have been expanded in the areas of products, language, geography and time zones.

Despite essentially flat revenues from Q3 2007 to Q3 2008, CDC Software experienced a significant improvement in Adjusted EBITDA margins due primarily to its cost saving initiatives. The company intends to continue to focus significant effort to improve on its operating margins through initiatives including leveraging an off shore model, improving sales force performance and working on maintenance win-backs.

CDC Software also continued to see strong sales from its three product lines that can specifically help customers address the challenges of rising costs and recessionary market conditions within their industries. CDC Factory is an enterprise manufacturing intelligence solution that helps food enterprises minimize the impact of rising commodity and packaging costs in the industry. Although results may vary from customer to customer, on average, CDC Software believes that some food enterprises may realize a two to four percent margin improvement and 15 percent productivity gain within 12 months of implementing CDC Factory. CDC Supply Chain can help enterprises manage the rising costs in transportation and in the supply chain with its comprehensive set of supply chain management solutions. CDC Respond, a suite of complaint management and feedback management solutions, can help organizations improve their customer retention by increasing customer satisfaction.

Q3 2008 revenue for CDC Software was geographically distributed, with the Americas contributing about 60 percent of the total, and the rest of world contributing about 40 percent.

During Q3 2008, CDC Software added a total of 211 new customers and signed upgrade and expansion agreements with 468 enterprise software customers.

New customers accounted for 31 percent of total software license deals during the quarter and included: Max New York Life Insurance Co. Ltd., Alliant, John Haas, Starkey Labs, Measurement Specialties Inc., Pacific BioScience, OSO BioPharma, Wild Rocket Foods, Tokmanni, Estonian Post, Paradise Tomato, Menadiona, Artis, Vicente Lopez, and Balfegó, NHS24. Repeat business with existing customers accounted for 69 percent of total software license deals for the quarter. Customers with expanded and repeat business during the quarter included: Johnson Controls, Maxim’s Group, K12, Perfumes & Diseno, Platos Tradiconales, Guala, and Bankpime.

As part of the company’s Franchise Partner Program, Alimentos la Granja is a new customer in Latin America, and repeat business with existing customers included CorpBanca.

During Q3 2008, CDC Software also announced new key customer wins including:

•	Tokmanni Group, Finland’s largest national discount retailers selected CDC Supply Chain for its warehouse management solution.

•	Pinnacle Foods Group, LLC, a leading food manufacturer of household brand names that reaches more than 81 percent of the U.S. market, is implementing CDC Factory solution at three of its largest plants in the U.S. during phase One of the project, and an additional four plants during Phase Two.

•	Red Gold, America’s largest privately held tomato manufacturer, is implementing CDC Factory plant-wide in its three state-of-the-art processing facilities.

•	Starkey Labs, a leading global supplier of hearing aids and products, selected CDC Pivotal for its customer relationship management capabilities.

Other CDC Software highlights included:

•	Pivotal CRM 6.0, a newly-designed customer relationship management (CRM) platform based on Microsoft.NET technology, was launched for general availability. The product provides task-based navigation, embedded Microsoft SharePoint and Office applications, easy customization, a smart client user interface, high user adoption and a low total cost of ownership. Since its launch in July 2008, more than 45 customers announced in Q3 that they intend to deploy Pivotal 6.0, including the company’s largest win in Q3 2008.

•	New products: Respond DataMart, Respond Analytics, and Respond Report Packs, based on the Microsoft business intelligence platform, were added to CDC Respond’s complaint and feedback management suite of enterprise products.

•	Ross Enterprise 6.3, a major new version release of its enterprise resource planning (ERP) solution, was launched for general availability. Ross 6.3 leverages new functionality and CDC Software’s Smart Client technology that provides customers with improved usability, better interoperability, lower IT maintenance costs and increased visibility throughout the manufacturing enterprise.

•	CDC Supply Chain solution achieved Advanced Industry Optimized (AIO) status in IBM’s PartnerWorld Industry Networks. As a result, CDC Supply Chain can now complement its solution offerings with IBM’s sales, marketing, and technical expertise to develop and deliver solutions that help meet customer requirements in the retail and wholesale industries.

•	CDC Software was ranked Number Eight in the Top 20 Supply Chain Management Software Suppliers in Modern Materials Handling magazine, a leading industry publication.

•	CDC Software’s CDC Factory was named one of the 2008 Supply & Demand Chain Executive 100 for the use of technologies that pinpoint the cause of plant inefficiencies and provide immediate feedback on key operating metrics to help manage production scheduling in real time.

CDC Games

Total revenue from continuing operations for CDC Games during Q3 2008 was (U.S.) $12.1 million. This represents an 83 percent increase compared to the same quarter last year. The increase was primarily driven by a substantial year over year improvement in Yulgang, and a notable increase in gamers playing a major upgraded version of the Legend of Mir 3 launched late in the third quarter.

Gross margin from continuing operations for CDC Games during Q3 2008 was 40 percent. CDC Games also generated positive Adjusted EBITDA from continuing operations in Q3 2008 of (U.S.) $3.1 million. These results were achieved despite the impact of the Olympics, which negatively affected the entire on-line games industry in China. During Q3 2008, CDC Corporation ceased its games operations in the U.S., Japan and Korea and, as such, all financial information presented herein relating to CDC Games is derived solely from CDC Games’ China operations, as more fully discussed in footnote (b) below.

Q3 2008 highlights for CDC Games included:

•	In late September 2008, CDC Games launched Digimon RPG, an online role-playing game based on the popular Japanese television animated series. For several continuous weeks Digimon, secured the No. 1 ranking on the “Gamers’ Recommendation List” on http://g.baidu.com, the top search engine in China.

•	Although CDC Games did see a slight decline in average daily revenue (ADR) from continuing operations during the Olympics, as expected, on August 29, 2008, CDC Games reported an all-time daily revenue from continuing operations record at approximately (U.S.) $212,000, or RMB 1.46 million, post Olympics.

•	CDC Games announced its plans to offer additional “green online games” for an emerging genre in China. “Green online games” refers to games with content that is considered to be healthy, non-violent, non-pornographic and non-addictive.

•	A major new upgrade to the popular “Legend of Mir 3,” a 2D fantasy-themed massive multiplayer online role-playing game (MMORPG), for gamers in China was launched late during Q3 2008.

•	Yulgang 3.0, a major new version entitled “The Magic Labyrinth of Ice” launched in early Q4 2008.

CDC Games also believes that it has developed a relatively stable, recurring and repeatable revenue base. In addition, the company believes that benefits of its diversification strategy are becoming clear. CDC Games’ revenue is now derived from its portfolio of six online games, up from one online game in the first half of 2007. In addition, the company believes it has developed a more cost-effective process for effectively launching games, which includes cross promotion and leveraging a combined base of existing players.

China.com

Total revenue from continuing operations for the China.com portal and media services businesses during Q3 2008 was (U.S.) $2.7 million, an increase of 12 percent from (U.S.) $2.4 million in Q3 2007. Gross margin from continuing operations for the China.com portal business during Q3 2008 was 47 percent.

During Q3 2008, China.com saw an increase in portal advertisement in its key vertical channels, automobile and webgame channels. The company believes that China.com benefits from strong brand recognition in China, the growth of online advertising, and strategic partnerships with Internet industry leaders. China.com is particularly focused on its industry-leading automobile and defense content channels and has increased its advertising focus in these areas.

“We are confident in our ability to improve our operating metrics during this economic downturn for the remainder of 2008,” concluded Yip. “Our prophetic decision several months ago to restructure operations to weather a severe economic downturn has positioned us well going forward during these uncertain times. Furthermore, our cash balance remains very strong with Non-GAAP Cash and Cash Equivalents equal to (U.S.) $212.6 million, and we have continued to generate cash from operations. We continue to believe that our stock is undervalued and will continue to work to enhance shareholder value in these difficult economic times.”

Conference Call

The company’s senior management will host a conference call for financial analysts and investors, today, November 6, 2008 at 5:00 pm EST.

USA-based Toll Free Number: +1-888-603-6873
International: +1 973 582 2706

Pass code: 69076433
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until November 20, 2008. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #:69076433

Preliminary Financial Results

The financial statements and estimates presented in this press release are preliminary and unaudited. Adjustments to the estimates set forth in this press release may be identified as a result of, among other things, the company’s audit process for the year ending December 31, 2008.

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA from continuing operations and Non-GAAP Cash and Cash Equivalents, which are not prepared in accordance with GAAP (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Adjustment for Discontinued Businesses

During the third quarter of 2008, the operations of CDC Games International, a subsidiary of CDC Games Corporation, were discontinued, which included operations in the U.S., Japan and Korea. All third quarter 2008 and corresponding historical amounts for the CDC Games International business unit have been classified as discontinued operations and are not included herein. The only financial information presented herein for CDC Games Corporation is derived from its operations in China.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (Enterprise Manufacturing Intelligence)), Ross ERP (enterprise resource planning) and SCM (supply chain management), e-M-Power (discrete manufacturing), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is ranked number 8 in the Top 20 Supply Chain Management Software Suppliers by Modern Materials Handling magazine. For more information, please visit www.cdcsoftware.com.

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games

CDC Games is a market leader in online and mobile games in China with more than 150 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Digimon RPG, Special Force, Yulgang, Shaiya, Mir 3, and Eve Online. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about our business and financial decisions and the benefits and effects thereof, our beliefs about our products such as CDC factory, CDC Supply Chain and CDC Respond, as well as the characteristics and potential benefits and uses thereof, our expectations regarding our ability to continue to generate positive cash flows from operations, our beliefs regarding our current and future strategic, business and financial position, including the sufficiency of our cash and cash equivalents, our beliefs about the continuation of, and any possible results of, our discussions with holders of our convertible notes and communications relating thereto, our expectations about the performance of our management team and the continued service of any member thereof, our intentions with respect to and expectations about improvements in certain financial measures at CDC Software including DSOs (days sales outstanding) and margins, our beliefs regarding the continuation of sales trends for certain CDC Software products, the recurring nature of certain revenue streams and the potential benefits of certain of our products to users, our beliefs regarding customer implementations, our beliefs about future online games offerings at CDC Games and the timing thereof, our beliefs about the nature of revenues, the benefits of the diversification strategy and games launching process at CDC Games, our beliefs regarding China.com’s business and the factors influencing it, our beliefs regarding the value of our stock, our beliefs regarding future and continued improvement in our profitability, our beliefs regarding the composition of our revenues and the recurring or non-recurring nature thereof, our beliefs regarding the ability of our products to perform well in challenging economic conditions, our beliefs regarding the perceptions and beliefs of our target markets and the continuation of any tends we may see or have seen, our beliefs regarding the strategic position and utility of our products as well as any returns on investment that may be recognized by of our customers, our beliefs regarding our franchise partners, the franchise partner program and the continued utility thereof, our beliefs regarding the development of a stable, repeatable and recurring revenue base, our beliefs regarding China.com’s brand recognition in China, the growth of online advertising in China, and strategic partnerships in China, and the effects and benefits thereof, our beliefs about our cash position, our efforts with respect to continued cost-savings and our beliefs regarding our marketing, financial, business and competitive position and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) risks associated with our convertible debt; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2007	September 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$142,218	$161,122
Restricted cash	9,066	4,226
Accounts receivable (net of allowance of $8,688 and $7,837 at December 31, 2007 and September 30, 2008, respectively)	87,612	79,190
Available-for-sale securities	78,498	12,686
Deferred tax assets	3,423	3,341
Prepayments and other current assets	22,930	10,057

Total current assets	343,747	270,622
Property and equipment, net	19,659	16,321
Goodwill	215,783	214,442
Intangible assets	132,605	123,175
Available-for-sale securities	28,526	34,570
Investments under cost method	12,315	11,689
Deferred tax assets	44,576	43,672
Other assets	6,390	8,889

Total assets	$803,601	$723,380

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,571	$25,886
Purchase consideration payables	4,192	757
Income tax payable	2,145	1,490
Accrued liabilities	50,549	42,826
Restructuring accruals, current portion	2,807	4,406
Short-term bank loans	33,892	9,442
Deferred revenue	67,989	60,186
Deferred tax liabilities	942	1,042

Total current liabilities	191,087	146,035
Deferred tax liabilities	28,496	28,173
Convertible notes	174,905	185,259
Restructuring accruals, net of current portion	482	601
Other liabilities	12,396	14,937

Total liabilities	407,366	375,005
Minority interests	37,411	35,825
Contingencies and commitments
Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 117,416,475 and 117,869,273 shares issued as of December 31, 2007 and September 30, 2008, respectively; 106,930,800 and 107,865,624 shares outstanding as of December 31, 2007 and September 30, 2008, respectively	28	28
Additional paid-in capital	713,096	702,929
Common stock held in treasury; 10,485,675 and 11,003,649 shares at December 31, 2007 and September 30, 2008, respectively	(54,646)	(56,030)
Accumulated deficit	(324,828)	(357,112)
Accumulated other comprehensive income	25,174	22,735

Total shareholders’ equity	358,824	312,550

Total liabilities and shareholders’ equity	$803,601	$723,380

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended September 30,
	2007	2008
REVENUE:
Software	$60,287	$59,565
Global Services	29,183	29,471
CDC Games	6,615	12,119
China.com	2,357	2,650

Total revenue	98,442	103,805
COST OF REVENUE::
Software	(25,088)	(25,929)
Global Services	(21,740)	(22,188)
CDC Games	(4,697)	(7,296)
China.com	(890)	(1,394)

Total cost of revenue	(52,415)	(56,807)

Gross profit	46,027	46,998
Gross margin %	47%	45%
OPERATING EXPENSES:
Sales and marketing expenses	(18,354)	(17,560)
Research and development expenses	(6,092)	(6,347)
General and administrative expenses	(20,944)	(19,844)
Amortization expenses	(2,271)	(2,859)
Restructuring and other charges	2,167	(626)

Total operating expenses	(45,494)	(47,236)

Operating income (loss) from continuing operations	533	(238)
Operating margin %	1%	0%
Other income, net	580	(4,887)

Income (loss) before income taxes	1,113	(5,125)
Income tax expense	(5,353)	(2,290)

Income before minority interests	(4,240)	(7,415)
Minority interests in income of consolidated subsidiaries	877	(46)

Loss from continuing operations	(3,363)	(7,461)
Discontinued operations:
Loss from operations of discontinued subsidiaries	(3,863)	(2,781)

Net loss	$(7,226)	$(10,242)

Basic and diluted earnings (loss) per share from continuing operations	$(0.03)	$(0.07)

Basic and diluted earnings (loss) per share	$(0.07)	$(0.10)

Weighted average number of shares – basic	106,911,996	107,242,906

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Nine Months Ended September 30,
	2007	2008
REVENUE:
Software	$170,954	$185,185
Global Services	83,120	87,323
CDC Games	25,659	31,341
China.com	7,363	8,985

Total revenue	287,096	312,834
COST OF REVENUE:
Software	(70,551)	(82,005)
Global Services	(62,192)	(66,143)
CDC Games	(13,836)	(18,695)
China.com	(2,775)	(4,464)

Total cost of revenue	(149,354)	(171,307)

Gross profit	137,742	141,527
Gross margin %	48%	45%
OPERATING EXPENSES:
Sales and marketing expenses	(51,448)	(57,935)
Research and development expenses	(16,825)	(19,312)
General and administrative expenses	(58,931)	(64,699)
Amortization expenses	(7,334)	(9,251)
Restructuring and other charges	746	(3,872)

Total operating expenses	(133,792)	(155,069)

Operating income (loss) from continuing operations	3,950	(13,542)
Operating margin %	1%	-4%
Other income, net	4,319	(6,701)

Income (loss) before income taxes	8,269	(20,243)
Income tax expense	(10,770)	(3,211)

Income before minority interests	(2,501)	(23,454)
Minority interests in income of consolidated subsidiaries	(972)	(703)

Loss from continuing operations	(3,473)	(24,157)
Discontinued operations:
Loss from operations of discontinued subsidiaries	(7,559)	(8,127)

Net loss	$(11,032)	$(32,284)

Basic and diluted earnings (loss) per share from continuing operations	$(0.03)	$(0.24)

Basic and diluted earnings (loss) per share	$(0.10)	$(0.31)

Weighted average number of shares – basic	107,077,060	107,102,523

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

Nine Months Ended
September 30, 2008
OPERATING ACTIVITIES:
Net (loss) income	$(32,284)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	818
Loss (gain) on disposal/write-off of PPE net of Cash	228
Loss (gain) on disposal of available-for-sale securities	(127)
Loss (gain) on disposal of subsidiaries, net of taxes	(960)
Loss (gain) on disposal of cost investments	(97)
Bad debt expense	2,485
Amortization of IA	24,476
Depreciation	6,527
Impairment of available-for-sale securities	(17)
Loss (Gain) from Deemed disposal	(2)
Stock compensation expenses	5,458
Deferred income taxes provision	(19)
Discount amortization on convertible notes	948
Fair market value adjustment of derivative instruments	9,407
Changes in operating assets and liabilities:
Accounts receivable	5,412
Deposits, prepayments and other receivables	8,210
Other assets	589
Accounts payable	(2,950)
Accrued liabilities	(5,342)
Deferred revenue	(7,528)
Income tax payable	(680)
Other liabilities	4,272

Net cash provided by operating activities	18,824

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(3,937)
Disposal (acquisition) of cost method investees	(1,596)
Payment for capitalized software	(6,513)
Loans to and/or investment in franchise partners	(623)
Purchases of intangible assets	(4,574)
Proceeds from disposal of available-for-sale securities	59,682
Proceeds from disposal of subsidiaries, net of tax	364
Decrease (increase) in restricted cash	4,840
Payments for prior year acquisitions	(3,534)
Acquisition, net of cash acquired	(909)

Net Cash provided (used) in investing activities	43,200

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	892
Proceeds from bank loans	8,555
Repayment of bank loans	(32,876)
Purchase of China.com shares by CDC Corporation	(192)
Purchases of treasury stock	(4,165)
Other transfers	(16,450)

Net cash provided by (used in) financing activities	(44,236)

Effect of exchange differences on cash	1,116

Net increase (decrease) in cash and cash equivalents	18,904
Cash and cash equivalents at beginning of year	142,218

Cash and cash equivalents at end of period	$161,122

CDC Corporation
Unaudited Reconciliation From GAAP Results to Non GAAP Cash
(Amounts in thousands of U.S. dollars)

(a) Non-GAAP Cash and Cash Equivalents Reconciliation	September 30, 2008
Cash and cash equivalents	$161,122
Add restricted cash	4,226
Add available for sale securities – current	12,686
Add available for sale securities – long-term	34,570

Non GAAP cash and cash equivalents	$212,604

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three Months Ended September 30,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$533	$(238)
Add back restructuring and other charges	(2,167)	626
Add back depreciation expense	1,820	1,835
Add back amortization expense	2,271	2,859
Add back amortization expense included in cost of revenue	4,469	6,187
Add back stock compensation expenses	1,996	1,937
Subtract capitalized software credit	(2,622)	(1,204)

Adjusted EBITDA from continuing operations	$6,300	$12,002

CDC Software Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three Months Ended September 30,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$7,076	$2,293
Add back restructuring and other charges	(2,167)	556
Add back depreciation expense	981	1,216
Add back amortization expense	2,027	2,613
Add back amortization expense included in cost of revenue	3,735	4,349
Add back stock compensation expenses	530	98
Subtract capitalized software credit	(2,622)	(1,204)

Adjusted EBITDA from continuing operations	$9,560	$9,921

CDC Games Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three Months Ended September 30,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$(1,593)	$480
Add back restructuring and other charges	--	70
Add back depreciation expense	722	682
Add back amortization expense	1	1
Add back amortization expense included in cost of revenue	735	1,839
Add back stock compensation expenses	--	27
Subtract capitalized software credit	--	—

Adjusted EBITDA from continuing operations	$(135)	$3,099

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$3,950	$(13,542)
Add back restructuring and other charges	(746)	3,872
Add back depreciation expense	4,315	6,225
Add back amortization expense	7,334	9,251
Add back amortization expense included in cost of revenue	11,124	15,225
Add back stock compensation expenses	6,133	5,358
Subtract capitalized software credit	(7,281)	(6,513)

Adjusted EBITDA from continuing operations	$24,829	$19,876

CDC Software Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$14,208	$(839)
Add back restructuring and other charges	(747)	3,778
Add back depreciation expense	2,703	3,619
Add back amortization expense	6,384	7,976
Add back amortization expense included in cost of revenue	9,241	11,227
Add back stock compensation expenses	1,409	1,069
Subtract capitalized software credit	(7,281)	(6,513)

Adjusted EBITDA from continuing operations	$25,917	$20,317

CDC Games Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$3,182	$511
Add back restructuring and other charges	--	94
Add back depreciation expense	1,257	2,223
Add back amortization expense	227	540
Add back amortization expense included in cost of revenue	1,884	3,999
Add back stock compensation expenses	--	27
Subtract capitalized software credit	--	—

Adjusted EBITDA from continuing operations	$6,550	$7,394

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Three Months Ended September 30,
	2007	2008
Segment revenue from external customers:
Software:
Licenses	$14,660	$11,604
Maintenance	23,375	26,407
Consulting services	21,145	21,159
Hardware	1,107	395

Total Software	60,287	59,565
Global Services:
Licenses	577	1,156
Consulting services	27,654	26,469
Hardware	952	1,846

Total Global Services	29,183	29,471
CDC Games	6,615	12,119
China.com	2,357	2,650

Total consolidated revenue	$98,442	$103,805

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2007	2008
Segment revenue from external customers:
Software:
Licenses	$44,913	$36,163
Maintenance	61,132	78,775
Consulting services	63,229	69,521
Hardware	1,680	726

Total Software	170,954	185,185
Global Services:
Licenses	2,581	3,694
Consulting services	78,416	78,447
Hardware	2,123	5,182

Total Global Services	83,120	87,323
CDC Games	25,659	31,341
China.com	7,363	8,985

Total consolidated revenue	$287,096	$312,834